January 15, 2016

VIA Edgar Filing

Ms. Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Li Xiao, Brian Cascio, Mary Beth Breslin, and Geoff Kruczek

RE:	CUI Global, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 16, 2015
File No. 001-35407

Dear Ms. Ravitz:

Thank you for your comments regarding the above referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements and in enhancing the overall disclosures in our filing. The following sets forth the comments made in your letter dated December 15, 2015 and our responses thereto:

For your information, a Form 10-K/A, with the revisions suggested in your comments 2, 6, and 7 included, is being filed on EDGAR this day.

We hereby respond to your Comment Letter in paragraphs correspondingly numbered as follows.

Business, page 3

1.  Comment: We note your disclosure on p. 13 that over 50% of revenues were derived from three customers in 2014 and two customers in 2013. Please tell us, and in future filings disclose, the identity of these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response:

The Registrant objects to disclosure of the identity of these customers based upon the exemption set forth in the Commission's rule, promulgated under the Freedom of Information Act (“FOIA”), which provides for the preservation of the confidentiality of "trade secrets and commercial or financial information obtained from a person and [which are] privileged or confidential."  (17 C.F.R. § 200.80(b)(4)).  This language is derived from, and tracks, the language in the FOIA itself.  See 5 U.S.C. 552(b)(4) (the "(b)(4) exemption").  Federal agencies are accordingly afforded a legal basis to withhold information from the public which falls within the ambit of this provision.

The Registrant, CUI Global, Inc. (NASDAQ symbol CUI), an accelerated filer, is an electronics platform company delivering more than 20,000 separate products into the marketplace.  Our platform comprises a financial, marketing, sales, engineering and administrative group dedicated to directing and supporting two separate market groups: Power and Electro-Mechanical and Gas.

20050 SW 112th Avenue · Tualatin, Oregon 97062

The Power and Electro-Mechanical segment is dedicated to the development, commercialization, and distribution of new, innovative electro-mechanical products. CUI is a recognized name in electronic components worldwide in the areas of power, interconnect, motion control, and sound.

The Gas segment is focused on the development and sales of personalized gas engineering solutions to the gas utilities, power generation, emissions, manufacturing and automotive industries. Our internationally recognized expertise in the natural gas industry, including bringing together the patented VE-technology with the ground-breaking GasPT2 device, offers natural gas operators and users a comprehensive engineering array for the next generation of energy metering systems.

As a sales driven business, among other elements, our customer base is important to our wholesale distributors and end-users; thus, the success of our business and, ultimately, stockholder value.

Legal Argument

The (b)(4) exemption was construed in National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) to express congressional recognition of the need to protect the legitimate business interests of those persons required to furnish information to the federal government. The court synthesized a definition of "confidential information" after examining the legislative history of the FOIA, stating:

Commercial or financial matter is 'confidential' for purposes of the (b)(4) exemption if disclosure of the information is likely to have either of the following effects:

(1)	to impair government's ability to obtain necessary information in the future; or
(2)	to cause substantial harm to the competitive position of the person from whom the information is obtained.

498 F.2d at 770

Under the second standard enunciated by the court of appeals in National Parks and Conservation Association v. Morton, the (b)(4) exemption applies to the disclosure of the identity of corporate customers because such disclosure is likely, as explained below, "to cause substantial harm to the· competitive position" of the Company. In an extensive discussion of the legislative history of the (b)(4) exemption, the National Parks and Conservation Association v. Morton court concluded that the exemption has the dual purpose of benefiting both the "persons who supply information as well as the agencies which gather it," id.

Further, the court cited with approval the following Justice Department testimony which was presented during the subcommittee hearings on the FOIA:

"[N]ot only as a matter of fairness, but as a matter of right, and as a matter basic to our free enterprise system, private business information should be afforded appropriate protection, at least from competitors.”

Id. at 769.

Exemption 4 protects from public disclosure two types of information: (1) trade secrets; and (2) information that is (a) commercial or financial, and (b) obtained from a person, and (c) privileged or confidential. Congress intended this exemption to protect the interests of both the government and submitters of information. Its existence encourages submitters to voluntarily furnish useful commercial or financial information to the government and it correspondingly provides the government with an assurance that such information will be reliable.

20050 SW 112th Avenue · Tualatin, Oregon 97062

An example of a trade secret might be the formula of a gasoline additive. The second form of protected data is "commercial or financial information obtained from a person and privileged or confidential.” Courts have held that data qualifies for withholding if disclosure by the government would be likely to harm the competitive position of the person who submitted the information. Detailed information on a company's marketing plans, profits, costs, or customer base/identity can qualify as confidential business information. Information may also be withheld if disclosure would be likely to impair the government's ability to obtain similar information in the future. National Parks and Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C.Cir. 1974); see also Frasee v. U.S. Forest Service, 97 F.3d 367, 371 (9th Cir. 1996).

Additionally, the exclusive or near exclusive contractual relationship between the Registrant and its customers has a direct impact on product pricing between the Registrant and its customers and, consequentially, an impact on the product price to end-users. Because of this commercial impact, Registrant and wholesale customers whose identity is sought to be disclosed entered mutual Non-Disclosure Agreements that prohibit the disclosure of the entire contract. A disclosure, as requested, would cause irreparable damage to, not only the Registrant, but to our customer and, ultimately, the end-user.

The Registrant considers and treats the identity of its customer base as proprietary and takes appropriate steps to maintain its confidentiality and does not consent to the furnishing of the confidential identity of its customer base to other government agencies, offices or bodies and to the Congress.

Conclusion

For the reasons as stated herein above, the Registrant requests that the identity of its customer base remain confidential for 3 years and that the Commission withdraw its comment 1.

Executive Compensation, page 70

2.  Comment: Please tell us where you provided the disclosure required by Regulation S-K Item 402(b)(1)(vii). In this regard, please tell us where you reported the results of that and any other shareholder vote on Form 8-K. See Item 5.07 to Form 8-K.

Response:

The following paragraph will be included in the section, Compensation Discussion and Analysis, in an amended Form 10-K/A to be filed contemporaneously with filing this response letter:

Voting Results on Executive Compensation (Say-on-Pay) Advisory Vote

As required by Section 14A of the Exchange Act, under the Dodd–Frank Wall Street Reform and Consumer Protection Act, the Compensation Committee considers the prior year shareholder advisory vote on the compensation of the Named Executive Officers as appropriate for making compensation decisions. At the annual meeting of shareholders held November 24, 2014, more than 96% percent of the shareholders present and voting on the proposal approved, on an advisory basis, the compensation disclosed in the Company’s proxy statement for the meeting filed with the Securities and Exchange Commission on September 16, 2014. As a result, the Compensation Committee concluded that the Company's shareholders were supportive of the Company's executive compensation philosophy, policies and programs and the Compensation Committee will continue to reach out to shareholders regarding compensation matters. The Compensation Committee determined to continue such philosophy, policies and programs, with such updates and modifications as appropriate for changing circumstances.

20050 SW 112th Avenue · Tualatin, Oregon 97062

The following wording will be included in Section 9B, Other Information, in an amended Form 10-K/A to be filed contemporaneously with filing this response letter:

Voting Results for the 2014 Annual Meeting of Shareholders

At the Annual Meeting of Shareholders for CUI Global Inc. on November 24, 2014, the Company’s shareholders: (i) elected seven directors; (ii) ratified the appointment of Perkins & Company, P.C. of the BDO Seidman Alliance as the Company’s Independent Registered Public Accounting Firm for the year ending December 31, 2014; and (iii) approved, on an advisory basis, the compensation paid to the Company’s named executive officers. The voting results for each of these proposals is as follows:

Election of seven directors each for a one-year term.

Nominee	For	Withhold	Non Votes
William J. Clough	9,465,327	373,821	5,515,128
Thomas A. Price	8,230,106	1,609,042	5,515,128
Matthew M. McKenzie	9,527,987	311,161	5,515,128
Sean P. Rooney	8,251,181	1,587,967	5,515,128
Paul D. White	9,477,808	361,340	5,515,128
Corey A. Lambrecht	9,461,808	377,340	5,515,128
Robert J. Evans	9,479,474	359,674	5,515,128

Ratification of the Appointment of Perkins & Co. of the BDO Seidman Alliance as the Company’s Independent Registered Public Accounting Firm for the year ending December 31, 2014.

14,853,086 For	412,378 Against	88,812 Abstain

Advisory Approval of the Company’s Executive Compensation (Say-on-Pay).

9,532,936 For	146,494 Against	159,718 Abstain	5,515,128 Non Votes

3.  Comment: We note that much of your disclosure in this section appears to describe general processes and parameters you follow in making executive compensation decisions. In addition to such disclosures, please revise future filings to disclose clearly the specific decisions you made in a given year and how those decisions impacted the form and amount of compensation paid to or earned by your named executive officers, as reported in the table on page 74. As one example only, we note the general discussion of performance objectives on page 72 and incentive awards on page 73. However, it is currently unclear from your disclosure how the goals/objectives you mention and evaluation by your board and compensation committee resulted in the incentive awards disclosed in the table on page 74.

Response:

Our future filings will disclose clearly the specific executive compensation decisions we made in the reported year and how those decisions affected the form and amount of compensation paid to or earned by our named executive officers,

20050 SW 112th Avenue · Tualatin, Oregon 97062

Executive Compensation, Summary Compensation Table, page 74

4.  Comment: We note you have provided disclosure in the table with respect to your principal executive officer, principal financial offer, and one other named executive officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the fiscal year. Please revise future filings to include disclosure for the three most highly compensated executive officers other than the principal executive officer and principal financial officer. If you do not believe such disclosure is required, please advise, citing all relevant legal authority.

Response:

We intend to comply in all respects with Item 402(a)(3)(iii) of Regulation S-K. Currently, we include as named executive officers, all executive officers of the parent company; however, we do not believe such disclosure is required regarding executive officers of our subsidiary entities in reliance on:

§ 240.3b-7 Definition of “executive officer”.

The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

[47 FR 11464, Mar. 16, 1982, as amended at 56 FR 7265, Feb. 21, 1991]

The executive officers of our subsidiary entities do no perform any policy making function for the registrant, CUI Global, Inc.; thus, they are not executive officers of the registrant as defined by § 240.3b-7.

5.  Comment: We note the non-equity incentive awards column in the table on page 74. In future filings, please provide the tabular and narrative disclosure required by Regulation S-K Item 402 (d).

Response:

In our future filings we will provide the tabular and narrative disclosure of non-equity incentive awards, if any, required by Regulation S-K Item 402 (d) as suggested in your comment.

Certain Relationships and Related Transactions and Director Independence, page 81

6.  Comment: We note the reference to transactions with holders of more than 10% of the voting rights. In future filings, please disclose the information required by Item 404 of Regulation S-K for each “related person,” as defined in Instruction 1 to Item 404(a) of Regulation S-K. In addition, please disclose in future filings the information required by Item 404(b) of Regulation S-K.

20050 SW 112th Avenue · Tualatin, Oregon 97062

Response:

In our future filings and in an amended Form 10-K/A to be filed contemporaneously with filing this response letter, we will delete this paragraph:

“Item 13. Certain Relationships and Related Transactions and Director Independence

Except as set forth herein, none of the Company’s directors or officers nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to its outstanding shares, nor any relative or spouse of any of the foregoing persons, since the beginning of fiscal year 2014, has any material interest, direct or indirect, in any transaction or in any proposed transaction where the amount involved exceeds $120,000 which has or will materially affect the Company.”

and replace it with the following:

“Item 13. Certain Relationships and Related Transactions and Director Independence

The Board of Directors is responsible for the review and approval of all related party transactions. Although the Board does not have written policies and procedures with respect to the review of related party transactions, we intend that any such transactions will be reviewed by the Board of Directors or one of its committees, which will consider all relevant facts and circumstances and will take into account, among other factors:

•	the material terms of the transaction;

•	the nature of the relationship between the Company and the related party;

•	the significance of the transaction to the Company;

•	whether or not the transaction would be likely to impair (or create an appearance of impairing) the judgement of a Director or Executive Officer to act in the best interest of the Company.

Except as set forth herein, no related party of the Company, including, but not limited to, any director, officer, nominee for director, immediate family member of a director or officer, immediate family member of any nominee for director, security holder that beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to its outstanding shares, or immediate family member of any such security holder, since the beginning of fiscal year 2014, has any material interest, direct or indirect, in any transaction or in any presently proposed transaction with the Company where the amount involved exceeds $120,000 which has or will materially affect the Company.

Chief Executive Officer, and Chairman of the Board of Directors, William J. Clough’s son Nicholas J. Clough, serves as Director at Orbital Gas Systems Limited, a wholly owned subsidiary of the Company. Mr. Clough received an aggregate salary of $112,500 for his services with Orbital Gas Systems Limited during fiscal 2014 and received a bonus of $103,565 in fiscal 2014. He also received stock compensation in 2014 valued at $50,000, and other benefits valued at $22,209. Nicholas Clough does not report to the Chief Executive Officer nor does the Chief Executive Officer have input regarding Mr. Clough’s salary, bonus, or performance. Mr. Clough’s salary and bonus is set by his direct supervisor and relevant market conditions, while his performance is evaluated and monitored by his direct supervisor. In addition, pursuant to Company policy, any bonus and/or salary change in excess of $50,000 is independently reviewed and approved by the Company’s Compensation Committee, comprised of Independent Board Members from the Company’s Board of Directors.”

20050 SW 112th Avenue · Tualatin, Oregon 97062

Signatures, page 86

7.  Comment: Please amend to include the second paragraph of text required on the signature page to Form 10-K as well as all signatures required to appear below that text. Refer to General Instruction D(2)(a) to Form 10-K.

Response:

The second paragraph of text along with the required signatures pursuant to General Instruction D(2) to Form 10-K will be included in an amended Form 10-K/A to be filed contemporaneously with filing this response letter.

In further compliance with your Comment Letter, please accept this letter as written acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Sincerely,

/William J. Clough/

William J. Clough, Esq.

CEO/President

CUI Global, Inc.

20050 SW 112th Avenue · Tualatin, Oregon 97062